SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 26, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated February 26, 2007 announcing the creation of a joint venture with Alqueria for the production and distribution of fresh dairy products in Colombia.

Paris, February 26th, 2007

Groupe DANONE teams up with Alqueria

to enter the Colombian fresh dairy market

Groupe DANONE and Alqueria announce the creation of a joint-venture to cooperate in the production and distribution of fresh dairy products in Colombia.

The joint-venture will benefit from Groupe DANONE’s technology and marketing know-how as well as the world-class distribution network and milk supply of Alqueria, leader in the Bogota region for dairy products.

With a low annual per-capita consumption of 3kg, the Colombian fresh dairy market has considerable room for growth.

This partnership is part of Groupe DANONE’s strategy to increase its positions in the Latin American fresh dairy market.

About Groupe DANONE

With around EUR 14 billion of total sales in 2006, Groupe DANONE is the world leader in fresh dairy products, and n°2 in the bottled water and the biscuit market worldwide. In fresh dairy products, Groupe DANONE posted sales of EUR 7.9 billion with strong positions in Western Europe (n°1 in France, Spain, Italy, Portugal, United Kingdom, Belgium), in Eastern Europe (n°1 in Poland, Czech Republic, Hungary, Romania and Bulgaria), in North America (n°1 in United States), in Latin America (n°1 in Mexico, Argentina and Brazil), in North Africa and Middle-East (n°1 in Algeria, Morocco, Tunisia, Israel, Saudi Arabia and Turkey). In Latin America, Groupe DANONE posted sales of more than EUR 1.4 billion with strong positions in fresh dairy products and beverages markets.

About ALQUERIA

With about EUR 100 million in sales in 2006, ALQUERIA is n°1 in the Colombian UHT milk market. Since its creation 47 years ago, ALQUERIA has constantly improved the quality of its products to become the preferred choice among UHT brands. In 2004 ALQUERIA began the consolidation of its distribution network, enabling it today to sell its products in all regions and main cities of Colombia. The company operates 4 production facilities and 6 distribution centers, which generate more than 3000 jobs in the country.

For further information:

Corporate Communication: +33 1 44 35 20 75 – Investor Relations: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann 75009 Paris – Fax +33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 26, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer